

13030088

AMENDED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67776

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Lara, Shull & May, LLC~~ Associates
Lara, May & Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7600 Leesburg Pike, Suite 120 East
(No. and Street)

Falls Church	VA	22043
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer L. Szaro — 703-827-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LGC&D LLP
(Name – *if individual, state last, first, middle name*)

10 Weybosset Street, Suite 700	Providence	RI	02903
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jennifer L. Szaro, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Lara, Shull & May, LLC as of and for the year ended December 31, 2012, are true and correct. I further affirm that neither the Company nor any Member, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Compliance Officer

Title

Subscribed and sworn to before me this
25th day of February, 2013



Notary Public #7202850

Commission expires 11/30/2016

This report contains (check all applicable boxes):

- (x) (a) Facing Page
- (x) (b) Statement of Financial Condition
- (x) (c) Statement of Income
- (x) (d) Statement of Cash Flows
- (x) (e) Statement of Changes in Member's Equity
- ( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- (x) (g) Computation of Net Capital Pursuant to Rule 15c3-1
- ( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ( ) (j) A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation
- (x) (l) An Oath or Affirmation
- (x) (m) A Copy of the Securities Investor Protection Corporation Supplemental Report (bound under separate cover)
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- (x) (o) Independent Auditors' Report on Internal Control

LARA, SHULL & MAY, LLC
(A LIMITED LIABILITY COMPANY)

YEAR ENDED DECEMBER 31, 2012

TABLE OF CONTENTS

	Page
Independent Auditors' Report	1-2
Financial statements:	
Statement of financial condition	3
Statement of income	4
Statement of changes in member's equity	5
Statement of cash flows	6
Notes to financial statements	7-13
Supplemental schedules:	
Schedule I: Computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934	14
Schedule II: Information relating to possession or control requirements under Rule 15c3-3	15
Schedule III: Schedule of segregation requirements and funds in segregation for customers' regulated commodity futures and option accounts	16
Schedule IV: Computation for determination of reserve requirements for broker/dealer under Rule 15c3-3 of the Securities Exchange Act of 1934	17
Independent Auditors' Report on Internal Control	18-20


LGCD
CPAs/ Business Advisors

Independent Auditors' Report

Member
Lara, Shull & May, LLC
(a Limited Liability Company)
Falls Church, Virginia

We have audited the accompanying financial statements of Lara, Shull & May, LLC, (a Limited Liability Company) (the Company) which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

A Limited Liability Partnership
10 Weybosset Street, Suite 700, Providence, RI 02903 • (p) 401.421.4800 • 1.800.927.LGCD • (f) 401.421.0643 • www.lgcd.com

Member
Lara, Shull & May, LLC
(a Limited Liability Company)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lara, Shull & May, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements of Lara, Shull & May, LLC as a whole. The information contained in Schedules I through IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I-IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I-IV is fairly stated in all material respects in relation to the financial statements as a whole.



Providence, Rhode Island
February 25, 2013

LARA, SHULL & MAY, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION – DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 1,379,484
Receivable from clearing broker-dealer	70,544
Commissions receivable	228,561
Deposit with clearing broker-dealer	25,000
Prepaid expenses and other assets	106,269
Property and equipment, less accumulated depreciation	107,561
Intangible assets, less accumulated amortization	3,263,861
	$ 5,181,280

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 320,252
Capital lease obligation	4,075
Deferred rent	42,846
Negative goodwill	498,358
	865,531
Commitments (Note 2)	
Member's equity	4,315,749
	$ 5,181,280

See notes to financial statements.

LARA, SHULL & MAY, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2012

Revenues:		
Asset advisory fees	$	4,005,152
Commissions:		
Trading activities		1,649,434
Insurance		546,926
Interest and dividends		2,077
Other		69,502
		6,273,091
Expenses:		
Employee compensation and benefits		860,273
Commissions and clearance fees		2,331,438
Management fee, related party		753,723
Occupancy		274,681
Amortization of intangible assets		702,043
Depreciation		73,201
Other operating expenses		865,186
		5,860,545
Net income	$	412,546

See notes to financial statements.

LARA, SHULL & MAY, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2012

Balance, beginning of year	$ 7,741,728
Net income	412,546
Distribution of equity	(3,838,525)
Balance, end of year	$ 4,315,749

See notes to financial statements.

LARA, SHULL & MAY, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:	
Net income	$ 412,546
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	73,201
Amortization	702,043
(Increase) decrease in operating assets:	
Decrease in prepaid expenses and other assets	9,980
Decrease in receivables from non-customers	18,478
Increase in receivable from clearing broker-dealer	(9,216)
Increase in commissions receivable	(6,265)
Increase (decrease) in operating liabilities:	
Increase in accounts payable and accrued expenses	135,080
Decrease in deferred rent	(21,892)
Net cash provided by operating activities	1,313,955
Cash flows from investing activities:	
Acquisition of customer list	(216,667)
Purchase of property and equipment	(3,046)
Cash used in investing activities	(219,713)
Cash used in financing activities:	
Capital lease payments	(3,725)
Distribution of equity	(1,308,479)
Cash used in financing activities	(1,312,204)
Net decrease in cash and cash equivalents	(217,962)
Cash and cash equivalents, beginning of year	1,597,446
Cash and cash equivalents, end of year	$ 1,379,484
Supplemental disclosures:	
Cash paid during the year for interest	$ 551
Noncash investing and financing activities, due from Member distributed to Member	$ 2,530,046

See notes to financial statements.

LARA, SHULL & MAY, LLC
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2012

1. Organization and summary of significant accounting policies:

Organization and description of business:

Lara, Shull & May, LLC (the Company) is a wholly-owned subsidiary of Focus Operating, LLC (the Member), which is a subsidiary of Focus Financial Partners, LLC (Focus).

The Company, organized as a Limited Liability Company under the Delaware Limited Liability Company Act (the Delaware Act), is an investment advisor and an introducing broker-dealer dually registered with the Securities Exchange Commission (SEC). The Company also is a member of the Financial Industry Regulatory Authority (FINRA) and is registered with the Municipal Securities Rulemaking Board (MSRB). The Company provides securities brokerage services and investment and financial planning services, and sells insurance and annuity products. The Company's principal market area is the metropolitan Washington DC region.

Regulatory environment:

As an investment advisory company registered with the SEC, the Company is subject to the Investment Advisors Act of 1940 (the 1940 Act). The 1940 Act regulates the investment advisor industry and provides rules and regulations that govern the fiduciary duties and other responsibilities of an investment advisor's management. The Company is also subject to other rules and regulations of the SEC and rules and regulations of the various states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible future government review and interpretation.

As an introducing broker-dealer registered with the SEC, the Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Organization and summary of significant accounting policies (continued):

Cash and cash equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2012, the Company had cash on deposit totaling $850,217 in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC). Effective January 1, 2013, noninterest-bearing transaction accounts are no longer insured separately from other accounts. On January 1, 2013, the Company had $1,120,064 on deposit in excess of FDIC-insured amounts.

Accounts receivable:

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to the allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to accounts receivable. At December 31, 2012, management has determined that no allowance for doubtful accounts is necessary. The Company does not require collateral from others for its accounts receivable.

Property and equipment:

Property and equipment are stated at cost. Maintenance and repairs are expensed as incurred and additions and expenditures that increase asset values and extend useful lives are capitalized. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

The Company evaluates long-lived assets held and used by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recognized if the sum of the expected undiscounted future cash flows from the use and disposition of the asset is less than its carrying amount. Generally, the amount of impairment loss is measured as the difference between the carrying amount of the asset and the estimated fair value of the asset. The Company did not record an impairment loss during the year ended December 31, 2012.

1. Organization and summary of significant accounting policies (continued):

Intangible assets and negative goodwill:

Amortization of intangible assets is provided using the straight-line method over either a 10-year or 5-year estimated useful life for customer lists and a 20-year estimated useful life for the management contract and trademarks. The Company evaluates the remaining useful lives assigned to intangible assets annually to determine whether events or circumstances require the Company to revise the remaining period of amortization. The Company also evaluates intangible assets for impairment whenever events or changes in circumstances indicate that the intangible asset might be impaired. Recoverability of an asset is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by an asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount, based on discounted cash flows, by which the carrying amount of the asset exceeds the fair value of the asset. The Company did not record an impairment loss during the year ended December 31, 2012.

Negative goodwill represents the excess of the fair value of acquired assets over the acquisition cost and is recorded as a liability on the accompanying statement of financial condition.

Investment advisory fees:

The Company earns investment management and advisory fees under investment advisory services agreements that provide for fees based on a percentage of assets under management. Fees under advisory services agreements are principally received quarterly in advance and are recognized as revenue on a prorated basis over the period during which the Company is required to provide services.

Securities transactions:

The Company buys and sells securities for customers by introducing transactions for execution, clearance, and settlement to another broker-dealer on a fully disclosed basis.

In the normal course of its securities brokerage business, the Company's customer activities involve the execution, settlement, and financing by the clearing broker-dealer of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's policy is ordinarily not to execute security transactions unless the customer is able to fulfill its contracted obligations.

1. Organization and summary of significant accounting policies (continued):

Commissions and other fees:

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. 12b-1 distribution fees based on a percentage of a mutual fund's daily net asset levels are recorded as commissions in the period to which they relate. Other commissions are recorded when earned.

Commissions on the sale of insurance contracts are recognized upon sale of insurance contracts to customers, payment of the premium by the insured party, and issuance of the contract by the insurer. Trail commissions related to previous sales of insurance contracts are recognized in the period to which they relate. Other fees are recognized when services are provided.

Advertising:

Advertising and direct marketing costs are expensed as incurred and totaled approximately $168,000 for the year ended December 31, 2012.

Income taxes:

The Company is a limited liability company and files consolidated tax returns with the Member. The Member has elected to be treated as a partnership for federal and state income tax reporting purposes. Accordingly, no income tax liability or asset has been recorded in the accompanying financial statements since the Member will include the Company's income or loss, whether or not distributed, in its income tax returns.

Liability of the Member:

The Member is not liable for obligations or liabilities of the Company, except to the extent provided for in the Delaware Act.

2. Related party transactions and commitment:

The Company maintains an expense-sharing agreement with Focus under which the Company is required to reimburse Focus for its allocable share of expenses. For the year ended December 31, 2012, Focus allocated $45,000 of expenses to the Company. Amounts allocated by Focus and charged to the Company have been classified in the accompanying statement of income based on their natural classification.

2. Related party transactions and commitment (continued):

The Company maintains a management agreement with a party related through common ownership. The management agreement expires September 30, 2013 and is automatically renewed on an annual basis unless the management company provides written notice to terminate the contract, or the Company terminates the contract as provided for in the management agreement. The management agreement requires the Company to pay management fees equal to a percentage of earnings, as defined in the management agreement, in excess of specified base amounts. The management fee totaled $753,723 for the year ended December 31, 2012.

The Company leases office space from a party related through common ownership and from an unrelated party under operating leases expiring at various dates through June 30, 2017. Rent expense under operating leases (excluding facility fees, taxes, insurance and maintenance) for the year ended December 31, 2012 totaled $34,284 and $219,354, to the related party and to the unrelated party, respectively.

At December 31, 2012, future minimum rentals under non-cancelable operating leases are as follows:

December 31,	Related party	Unrelated party	Total
2013	$ 35,496	$ 243,686	$ 279,182
2014	36,912	106,600	143,512
2015	38,388		38,388
2016	39,924		39,924
2017	20,352		20,352
	$ 171,072	$ 350,236	$ 521,358

3. Regulatory requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $1,022,970, which was $998,492 in excess of its required net capital of $24,478. The Company's ratio of aggregate indebtedness to net capital was .359 to 1 at December 31, 2012.

3. Regulatory requirements (continued):

The Company is also subject to other rules and regulations of the SEC, as well as rules and regulations of FINRA and the various state securities and other agencies in the states in which it is licensed to conduct business. Compliance with such laws and regulations is subject to possible government review and interpretation.

4. Property and equipment:

At December 31, 2012, property and equipment consists of the following:

Software licenses	$ 40,785
Furniture and equipment	186,393
Leasehold improvements	126,469
	353,647
Less accumulated depreciation	246,086
	$ 107,561

5. Intangible assets and negative goodwill:

At December 31, 2012, intangible assets consist of the following:

	Gross carrying amount	Accumulated amortization
Customer lists	$ 4,862,653	$ 2,682,917
Management contract	1,200,000	315,000
Trademarks	270,000	70,875
Total	$ 6,332,653	$ 3,068,792

5. Intangible assets and negative goodwill (continued):

Estimated amortization expense for the years ending December 31, 2013 through 2017 is as follows:

Year ending December 31,	Amount
2013	$ 708,000
2014	601,000
2015	444,000
2016	444,000
2017	351,000

Under a Contribution and Purchase Agreement (the Agreement), dated October 1, 2007, entered into by and between Focus and the seller, the seller is entitled to receive contingent sales price consideration, as defined in the Agreement, payable in cash and the issuance of additional common units in Focus based on earnings, as defined in the Agreement, during the period from October 1, 2007 through September 30, 2010 (the First Earn-Out Payment) and from October 1, 2010 through September 30, 2013 (the Second Earn-Out Payment). In accordance with accounting guidance applicable to this business acquisition, the Company recognized negative goodwill since the business acquisition involved contingent consideration that might result in the recognition of additional cost of the acquired net assets when the contingency is resolved. At September 30, 2010, no amount was due to the seller under the First Earn-Out Payment provision. Upon determination of the amount due, if any, under the Second Earn-Out Payment provision, any amount of contingent purchase price in excess of the negative goodwill initially recognized will be recognized as additional cost of acquisition. If the amount of the negative goodwill initially recognized exceeds the amount due, if any, under the Second Earn-Out Payment provision, such excess will be allocated as a pro rata reduction of the amounts assigned to the assets acquired, in accordance with applicable accounting guidance.

6. Subsequent event:

On January 4, 2013, the Company changed its name to Lara, May & Associates, LLC. The legal entity, ownership structure, tax identification number and Central Registration Depository (CRD) number remain the same. This change is not a result of a registration change, reorganization or merger/acquisition.

LARA, SHULL & MAY, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2012

Net capital:	
Total member's equity and total qualified for net capital	$ 4,315,749
Deductions and/or charges:	
Non-allowable assets:	
Receivable from clearing broker-dealer	38,552
Commissions receivable, after reclassification of $46,333 of cash balances	274,894
Prepaid expenses and other assets	106,269
Property and equipment, net	107,561
Intangible assets, net, less negative goodwill	2,765,503
Total deductions and/or charges	3,292,779
Net capital	1,022,970
Aggregate indebtedness:	
Accounts payable and accrued expenses	320,252
Capital lease obligation	4,075
Deferred rent	42,846
Total aggregate indebtedness	$ 367,173
Minimum net capital required (greater of $5,000 or 6.66% of aggregate indebtedness)	$ 24,478
Net capital in excess of minimum requirement	$ 998,492
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 986,253
Ratio, aggregate indebtedness to net capital	.359 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5, as amended on February 5, 2013, as of December 31, 2012.

LARA, SHULL & MAY, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE II

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2012

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

LARA, SHULL & MAY, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE III

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2012

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

LARA, SHULL & MAY, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE IV

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2012

Lara, Shull & May, LLC is exempt from the reserve requirements of Rule 15c3-3(k)(2)(ii) as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC Sec. 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer; accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

Independent Auditors' Report on Internal Control

Member
Lara, Shull & May, LLC
(a Limited Liability Company)
Falls Church, Virginia

In planning and performing our audit of the financial statements of Lara, Shull & May, LLC (a Limited Liability Company) (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

Independent Auditors' Report on Internal Control (Continued)

Member
Lara, Shull & May, LLC
(a Limited Liability Company)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

Member
Lara, Shull & May, LLC
(a Limited Liability Company)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Providence, Rhode Island
February 25, 2013

LARA, SHULL & MAY, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS
GENERAL ASSESSMENT RECONCILIATION
(FORM SIPC-7)

YEAR ENDED DECEMBER 31, 2012

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.


LGCD
CPAs/Business Advisors


LGCD
CPAs/Business Advisors

Independent Accountants' Report on Applying Agreed-Upon Procedures

Member
Lara, Shull & May, LLC
(a Limited Liability Company)
Falls Church, Virginia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Lara, Shull & May, LLC (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 to the respective cancelled checks, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with the supporting working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the working papers supporting the adjustments, noting no differences.

Member
Lara, Shull & May, LLC
(a Limited Liability Company)

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Providence, Rhode Island
February 25, 2013

LARA, SHULL & MAY, LLC
(A LIMITED LIABILITY COMPANY)

SCHEDULE OF ASSESSMENT AND PAYMENTS
[GENERAL ASSESSMENT RECONCILIATION (FORM SIPC-7)] TO
THE SECURITIES INVESTOR PROTECTION CORPORATION

YEAR ENDED DECEMBER 31, 2012

Total revenue	$ 6,273,091
Additions:	
Interest expense deducted in determining total revenue	551
Total additions	551
Deductions:	
Revenue from the distribution of shares of a registered open end investment company and insurance commissions	1,702,824
100% of commissions and mark-ups from transactions in certificates of deposit and fixed income securities	134,284
Direct expenses of printing and advertising	132
40% of margin interest earned on customers' securities accounts	13,940
Total deductions	1,851,180
SIPC net operating revenues	$ 4,422,462
General assessment at .0025	$ 11,056
Payments made:	
July 26, 2012	5,900
February 5, 2013	5,156
Total payments made	11,056
Less overpayments applied	- 0 -
Plus interest on late payments	- 0 -
Assessment balance due (overpaid)	$ - 0 -